UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-28288

Cardiogenesis Corporation
(Exact name of registrant as specified in its charter)

c/o CryoLife, Inc.
1655 Roberts Boulevard, NW
Kennesaw, Georgia 30144
(770) 419-3355
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, no par value
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s)
relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[x]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[x]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:  One

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Cardiogenesis Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Company Name

Date: May 17, 2011	By:	/s/ D.A. Lee
D. Ashley Lee
Executive Vice President, CFO, COO, and Treasurer